Sorin M. P. · 2nd

President/ CEO at Streamport Inc.

Bucharest, Bucharest, Romania · 500+ connections ·

Contact info

Streamport Inc.

 **University of Bucharest**

Experience

President/ CEO
Streamport Inc.
Oct 2020 – Present · 7 mos
New Jersey, United States

Owner
MSH Manegement SRL
2005 – Present · 16 yrs
Bucharest, Romania

So here are the ingredients: you take a bunch of guys willing to put their heads together. You add some skills and some passion and you leave this mixture a couple of months to see what will come up. After this long waiting a brand new advertising agency is on the market. What makes us so special is our stubbornness in making things work. All you have to do ...see more



Executive Director/ Chief Marketing Officer
Streamark Ltd
Dec 2010 – Jun 2019 · 8 yrs 7 mos
London, United Kingdom

Streamark is a company leading the way people use their mobile phones and computers to communicate.

Taking the next step in advanced technology, Streamark allows people to watch TV ...see more

Executive Director

Heurston Group PLC

Nov 2014 – Mar 2019 · 4 yrs 5 mos

London, United Kingdom

The Heurston Group is a UK based company, a provider of IT based entertainment and technology products.

Having researched opportunities in the internet communication and content distrib ...see more

Vice President Marketing and Communication

Fightersoft Multimedia INC

Mar 2005 – Nov 2010 · 5 yrs 9 mos

First Romanian company listed on NASDAQ. Developer of revolutionary technologies in the online streaming industry, with emphasis on live streaming.

Show 5 more experiences ⌄

Education



University of Bucharest

Bachelor of Arts (B.A.), Foreign Languages, Literatures, and Linguistics

1998 – 2002

Colegiul National I.L.Caragiale, Bucuresti

English

1993 – 1997



